 Exhibit 99.1

Press Release

HARVEST OPERATIONS ANNOUNCES NOTICE OF REDEMPTION
OF THE 6.40% CONVERTIBLE UNSECURED DEBENTURES DUE
OCTOBER 2012

CALGARY, ALBERTA – AUGUST 17, 2012: Harvest Operations Corp. (“Harvest” or the “Company”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) is pleased to announce that on September 19, 2012 (the “Redemption Date”) it will redeem the $106,796,000 principal amount of its 6.40% convertible unsecured subordinated debentures (the “2012 Debentures”) scheduled to mature on October 31, 2012. The 2012 Debentures are listed for trading on the Toronto Stock Exchange under the trading symbol "HTE.DB.D"

Upon redemption, Harvest will pay to the holders of 2012 Debentures the redemption price equal to the outstanding principal amount of the 2012 Debentures to be redeemed together with all accrued and unpaid interest thereon up to, but excluding the Redemption Date, for a total of $1,024.8986 per $1,000 principal amount of 2012 Debentures. The 2012 Debentures will cease to bear interest from and after the Redemption Date.

The redemption will be effected in accordance with the terms and definitions of the trust indenture governing the 2012 Debentures.

On August 16, 2012, Harvest completed an intercompany agreement with ANKOR E&P Holdings (“ANKOR”), a U.S. subsidiary of Korea National Oil Corporation (“KNOC”), to borrow US$170 million. Harvest intends to use the proceeds of the intercompany loan to reduce bank debt and repay the 2012 Debentures. The intercompany loan is subordinated debt maturing in 2017 and carries an interest rate of 4.62% per annum. “These transactions demonstrate Harvest’s commitment to strengthen our balance sheet and improve our debt metrics.” said Mr. Myunghuhn Yi, President & CEO of Harvest.

Harvest expects that holders would no longer want to convert debentures as the conversion price of C$10 cash replaced the conversion into trust units. A holder who converts any Harvest debentures today will receive, in exchange for their converted debentures, a cash payment that is less than the principal amount converted. Holders of debentures are urged to consult their own financial advisors with respect to any conversion or other investment decisions in respect of their debentures.

Debenture holders who are not directly the registered holder of Harvest debentures should contact the financial institution, broker or other intermediary through which they hold their debentures to discuss the receipt of their redemption proceeds.

CORPORATE PROFILE

Harvest is a wholly-owned subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with Upstream (exploration, development and production of crude oil and natural gas) and Downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 65% to crude oil and liquids and 35% to natural gas and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with the storage of petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	August 17, 2012

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666-1178

CORPORATE HEAD OFFICE:
Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca